MILBANK, TWEED, HADLEY & McCLOY LLP

1 Chase Manhattan Plaza

New York, NY 10005-1413

November 23, 2005

VIA EDGAR & COURIER

Pamela A. Long

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

Washington, DC 20549

Re:                               Desarrolladora Homex, S.A. de C.V.
Registration Statement on Form F-4
Filed October 18, 2005;  File No. 333-129100

 Dear Ms. Long:

On behalf of Desarrolladora Homex, S.A. de C.V. (“Homex” or the “Company”), we submit for your review Amendment No. 1 to the Company’s Registration Statement on Form F-4 (“Form F-4” or the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) on October 18, 2005.  An electronic copy of Amendment No. 1 to the Form F-4 has been filed concurrently with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.  The enclosed copy of Amendment No. 1 has been marked to show changes made to the Form F-4.

Set forth below are the Company’s responses to the comment letter dated November 14, 2004 (the “Comment Letter”) from the staff of the Commission (the “Staff”), related to the Form F-4.  This letter is also being filed on EDGAR.  Additionally, five copies of this letter are being delivered to you.

All references in Homex’s response to pages and captioned sections are to the Form F-4 as originally filed.  Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in the Form F-4.  References to “we”, “us” or “our” in the responses set forth below refer in each case to Homex.

For convenience of reference, we have included the Staff’s comments in italics below followed by Homex’s response.  Homex believes that it has replied to the Staff’s comments in the Comment Letter in full.  To the extent necessary, we would like to discuss these matters with you, including your view concerning whether an additional amendment to the Form F-4 is required.

General

1.              Please correct the Standard Industrial Classification Code Number on the cover of your registration statement.  Your SIC Code is 1520.

We have revised the cover page of the Form F-4 accordingly.

2.              Please amend your registration statement to register the guarantees as separate securities, and to name all subsidiary guarantors as co-registrants.  Please include a signature page for each additional registrant in your next amendment.  In addition each subsidiary guarantor must obtain a CIK number and file the registration statement on EDGAR as a co-registrant.  Please contact our filer support office at 202-551-8200 if you need assistance.

We have revised the Form F-4 accordingly.

3.              Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993), and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters.  Also include the supplemental representation from Shearman & Sterling and Morgan Stanley & Co. Incorporated.  Please be sure to file this letter on Edgar.

The Company acknowledges the Staff’s comment and has provided, as Exhibit A to this letter, a supplemental letter regarding the Company’s reliance on the Staff’s position in the no-action letters Exxon Capital Holdings Corporation, Shearman & Sterling, and Morgan Stanley & Co. Incorporated and the representations substantially in the form set forth in Shearman & Sterling and Morgan Stanley & Co. Incorporated no-action letters.

4.              Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

We note the Staff’s comment and confirm that we intend to include the expiration date of the exchange offer in a pre-effective amendment to the Form F-4, or in a prospectus filed pursuant to Rule 424(b).

5.              Since you have published interim financial information for the period ended September 30, 2005, in your Form 6-K, filed October 27, 2005, please update the financial information in your registration statement to include this information for the period as required by Item 8.A.5 of Form 20-F.  For guidance, you may also refer to Section III.C of International Reporting and Disclosure Issues in the Division of Corporation Finance, found on the Commission’s website at www.sec.gov.

We have revised the Form F-4 to include the interim financial information for the period ended September 30, 2005, attached as exhibit I thereto, pursuant to Item 8.A.5 of Form 20-F.

6.              Please supplementally tell us the composition and terms of your notes payable to financial institutions at September 30, 2005.

The composition and terms of our notes payable to financial institutions at September 30, 2005 is as follows:

	September 30, 2005
	(thousands of Ps.)

US Dollar Denominated Notes Payable

Senior Guaranteed Notes

Senior guaranteed notes U.S. $250,000,000 aggregate principal amount due on September 28, 2015, bearing interest at a fixed rate of 7.5%, guaranteed on a general unsecured senior basis by substantially all of the Company’s significant subsidiaries.	Ps.	2,715,000

Mexican Peso Denominated Notes Payable

GE Capital, S.A.

Secured Term Loan in the amount of Ps.24,013, bearing interest at a fixed rate of 7.4% with a maturity date of July 29, 2010.	24,013

HSBC MEXICO, S.A.

Unsecured Credit Facility in the amount of Ps. 540,500 bearing interest at the Mexican Interbank Rate (TIIE) plus 1% with a maturity date of September 14, 2010.	540,500

Commercial paper placed through:

Multivalores Casa de Bolsa, S.A. de C.V.

Note renewable annually issued on December 19, 2004 bearing interest at TIIE plus 2.25%	250,000

Note renewable annually issued on March 15, 2005 bearing interest at TIIE plus 1.5%.	500,000

	September 30, 2005
	(thousands of Ps.)

Capital lease obligations:

Caterpillar Credito, S.A. de C.V.

Capital lease obligations for equipment with a net book value of Ps. 12,810 maturing on June 1, 2006 bearing interest at TIIE plus 3.6%.	Ps.	749

The Capital Corporation

Capital lease obligations for equipment with a net book of Ps. 13,309 maturing on December 3, 2007 bearing interest at 10.50%.	9,987

Outinord Universal, Inc.

Capital lease obligations for equipment with a net book of Ps. 12,757 maturing on August 3, 2006 bearing interest at 6.00%	7,412

Paccar Arrendadora Financiera, S.A. de C.V.

Capital lease obligations for equipment with a net book value of Ps. 11,591 maturing on May 22, 2006.	1,504

Arrendadora Financiera Navistar, S.A. de C.V.

Capital lease obligations for equipment with a net book value of Ps. 30,076, payable on June 10, 2006.	11,183

	4,060,348

Less current portion	(780,835)

	Ps.	3,279,513

At September 30, 2005 the TIIE interest rate was 9.48%.

Cover Page

7.              As currently represented, the offer could be open for less than twenty full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement.  See Question and Answer 8 in Exchange Act Release No. 16623 (March 5, 1980).  Please confirm that the offer will be open at least through midnight on the twentieth business day.  See Rule 14d-1(g)(3).

The Company notes the requirements set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) and the referenced Exchange Act Release. The Company will comply with the requirements of Rule 14d-1(g)(3) and Rule 14e-1(a) and keep the exchange offer described in Form F-4 open for 20 business days, as contemplated by Rule 14d-l(g)(3). The expiration date of the exchange offer will be set forth in a pre-effective amendment to the Registration Statement, or in a prospectus filed pursuant to Rule 424(b).

8.              Please revise the inside front cover page of your prospectus to include the Information required by Item 2 to Form F-4.  Specifically, you must state that the prospectus incorporates important business and financial information about the company that is not included in or delivered with the document and state that to obtain timely delivery, security holders must request the information no later than five business days before the date they must make their investment decision.  In addition, state the date by which security holders must request this information.  This statement must be highlighted by print type or otherwise.

We note the Staff’s comments and have revised the inside front cover page of the prospectus included in the Form F-4 highlighting the referenced statements.

Prospectus Summary, page 1

9.              We note your summary contains a description of the company’s strategy that is identical to disclosure appearing later in your prospectus.  In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language.  If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point.  See Item 503(a) of Regulation S-K and part IV.C. of SEC Release No. 33-7497.

We have revised the prospectus summary included in the Form F-4 accordingly.

Summary of Terms of the Exchange Offer, page 6

10.       Please provide a brief statement as to the accounting treatment of the proposed exchange offer.  See Form F-4, Item 4(a)(5).

The transaction whereby the outstanding unregistered notes are exchanged for the exchange notes will have no accounting effect on the Company, other than the recording of expenses of the exchange offer which will be amortized over the term of the exchange notes.  A statement to that effect has been added to the Form F-4 in the summary of terms of the exchange offer section of the prospectus.

Risk Factors, page 19
Risk Factors Related to the Notes and the Exchange Offer, page 26

11.       We note the cross-default provisions of your other indebtedness in your discussion of the risk presented by a change of control on page 27 as well as the cross-default and acceleration provisions of the Indenture; as discussed on pages 120 and 121.  Please add a risk factor to discuss the applicability of cross-default and acceleration provisions in your other debt instruments to the Indenture under which the exchange notes are issued, as well as the Company’s ability to repay all accelerated indebtedness, including the exchange notes simultaneously.

The Company has added a risk factor under the caption “If We Default on Our Obligations to Pay Our Indebtedness, We May Not be Able to Make Payments on the New Notes.” that discusses the applicability of cross-default and acceleration provisions in its other debt instruments to the Indenture under which the exchange notes are issued, as well as the Company’s ability to repay all accelerated indebtedness, including the exchange notes, simultaneously.

The Indenture and the Terms of Our Other Indebtedness, page 27

12.       If a breach of financial covenants under any of your indebtedness is a material risk, please discuss this here or in another appropriately captioned risk factor.  If you are not in compliance with the covenants, please disclose the terms you do not meet and the potential consequences.

The Company is currently in compliance with all of the covenants included in its outstanding indebtedness.  In response to the Staff’s comment, the Company has added a risk factor under the caption “If We Default on Our Obligations to Pay Our Indebtedness, We May Not be Able to Make Payments on the New Notes.” that also discusses the risk of a breach of financial covenants under its outstanding indebtedness.

There May Not Be a Liquid Trading Market for the New Notes, page 27

13.       We note your statement that you “may delist the notes [from the Euro MTF] if the provisions of the European Transparency Obligation Directive (2003/2004/COD) become unduly onerous or burdensome or for other reasons.”  Please elaborate upon this statement to disclose what “other reasons” may cause you to delist from the Euro MTF, including whether these reasons relate to implementation of the European Transparency Obligation Directive.

We note the Staff’s comment and have modified the referenced disclosure to clarify the reasons why we may choose to delist the notes from the Euro MTF.  The Company believes that it may be necessary to delist the notes if, as a result of the European Transparency Obligation Directive or any legislation implementing the Transparency Directive, the Company could be required to publish financial information either more regularly than it otherwise would be required to or according to accounting principles which are materially different from the accounting principles which it would otherwise use to prepare its published financial information, or if the Transparency Directive requires the publication of information which results in substantial additional burdens or costs. Equivalent disclosure has been included in the Form F-4.

The Exchange Offer, page 30
Terms of the Exchange Offer, page 32

14.       We note the disclosure indicating that you will return any old notes not accepted for exchange “as promptly as practicable” after expiration or termination of the exchange offer.  Exchange Act Rule 14e-l(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable.  Please revise here and throughout the document, as necessary.  Similarly revise your Letter of Transmittal.

We have revised the Form F-4 in the referenced sections and the Letter of Transmittal accordingly.

15.       Please revise your prospectus to disclose how termination of the exchange offer will affect old notes previously accepted for exchange.  In this regard, we note disclosure that you reserve the right to amend or terminate the offer and not accept any old notes not previously accepted upon the occurrence of any of the conditions specified on page 37.  Similar disclosure appears in the second bullet point under “Expiration Date; Extensions; Amendments” on page 33.  If the offering is terminated due to the conditions you reference, it seems that you would return all notes that had been tendered.

We note the Staff’s comment and have revised the disclosure in response to the effect that if any of the conditions specified on page 37 are not satisfied, and we terminate the exchange offer, we will return all tendered notes promptly pursuant to Rule 14e-1(c).

Expiration Date; Extensions; Amendments, page 33

16.       You reserve the right to extend the period of time during which the exchange offer is open and thereby delay acceptance of tendered outstanding notes.  Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule l4e-1(c).  In addition, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

We have revised the reference to delaying the acceptance of tendered notes in this section to disclose that the Company may delay, extend or terminate the exchange offer consistent with Rule 14e-1(c)  if any of the conditions thereto shall not have been satisfied by giving notice of any such delay, extension or termination.

17.       Please confirm that, in the case of an extension, the press release or other public announcement you undertake to make will disclose the approximate number of Old Notes tendered to date.  See Securities Exchange Act Rule 14e-1(d).

We confirm that in the case of an extension, the press release or other public announcement we will make will disclose the approximate number of old notes tendered to date.

Procedures for Tendering, page 34

18.       We note your statement on page 34 that you reserve the right to assert or waive conditions “before or after the expiration date” and later, under Conditions on page 37, that you reserve the right to assert or waive conditions to the exchange offer “in whole or in part, at any time and from time to time.”  All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange.  Please revise the language here and throughout your prospectus accordingly.

The disclosure on page 34 has been revised in response to the Staff’s Comment to clarify that waivers as to a particular old note may only be made with respect to defects or irregularities on or before the expiration of the exchange offer. Additionally, the disclosure on page 37 has been revised to clarify that waivers of conditions to the exchange must be made with respect to all old notes before the expiration of the exchange offer.

Withdrawal of Tenders, page 36

19.       Please revise your statement that notes tendered through the facilities of the DTC but that are not exchanged will be credited to an account maintained with DTC promptly following withdrawal, rejection of tender, or termination, rather than “as soon as practicable.”

The disclosure on page 36 has been revised in response to the Staff’s Comment to clarify that old notes tendered through the facilities of the DTC but that are not exchanged will be credited to an account maintained with DTC promptly following withdrawal, rejection of tender, or termination.

Consequences of Failure to Exchange, page 39

20.       Please revise your statement that old notes not exchanged pursuant to the “exchange offer will accrue interest at 6.625% per annum, as your registration statement otherwise lists the notes at 7.50%.

We have revised the referenced disclosure on the Form F-4 accordingly.

Use of Proceeds, page 40

21.       Briefly expand your disclosure in this section to state the interest rate and maturity of the indebtedness repaid with the proceeds of your September 28, 2005 placement of the old notes.  Refer to Instruction 4 to Item 504 of Regulation S-K.

The disclosure in this section has been revised in response to the Staff’s comment to state the interest rate and maturity of the indebtedness repaid with the proceeds of our September 28, 2005 placement of the old notes pursuant to Item 504 of Regulation S-K.

22.       Please revise this section to disclose your short-term debt and long-term debt in U.S. Dollars as of September 30, 2005, after giving effect to the acquisition of Beta and the application of a portion of the offering proceeds as discussed.

The disclosure in this section has been revised in response to the Staff’s Comment to disclose our short-term debt and long-term debt in U.S. Dollars as of September 30, 2005, after giving effect to the acquisition of Beta and the application of a portion of the offering proceeds as discussed.

Unaudited Pro Forma Condensed Combined Financial Information, page 43 and
Unaudited Pro Forma Condensed Combined Financial Statements, page B-l General

23.       Since you will need to update your financial statements for the interim period ended September 30, 2005, please also update your unaudited pro forma condensed combined statement of operations for the interim period as required by Rule 11-02(c)(2)(i) of Regulation S-X.

Rule 11-02(c)(2)(i) of Regulation S-X provides in principal part that pro forma condensed statements of income shall be filed for only the most recent fiscal year end and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required.  Pursuant to Item 8.A.5 of Form 20-F, we are required to provide interim financial statements as of and for the six month period ended June 30, 2005.  Accordingly, we have filed financial statements for the interim period ended June 30, 2005 and have not filed financial statements for the interim period ended September 30, 2005.  Item 8.A.5 of Form 20-F further provides that if, at the date of the document, the company has published interim financial information that covers a more current period that those otherwise required by this standard, the more current interim financial information must be included in the document.  We have revised the Form F-4 to include the financial information for the period ended September 30, 2005 pursuant to Item 8.A.5.  Accordingly, the most recent interim date for which we are required to file a balance sheet remains June 30, 2005 and, as required by Rule 11-02(c)(2)(i), we have included our unaudited pro forma condensed statement of operations for such interim period.  Furthermore, the financial condition and results of operations for the acquired entity, Beta, are included in our historical consolidated financial information attached as Exhibit I.

Description of the New Notes, page 96

24.       Please delete the statement that the description of the Indenture does not define an investor’s rights.  This language could be read to suggest that investors do not have rights with respect to this disclosure under the federal securities laws.

We note the Staff’s comment and have deleted the referenced disclosure.

Note Guarantees, page 99

25.       Please state, if true, the obligations of the guarantors are joint and several, and full and unconditional.

We note the Staff’s comment and have added disclosure confirming that the obligations of the guarantors are joint and several, and full and unconditional.

Depositary Procedures, page 147

26.       Please delete the statement that the description of operations and procedures of DTC, Euroclear, and Clearstream are “provided solely as a matter of convenience,” as this language suggests that the company does not have full responsibility for its disclosure under the federal securities laws.  Note that we will not object to your statement that you are not responsible for adherence by these entities to their procedures.

We note the Staff’s comment and have deleted the referenced disclosure and added a statement to the effect that we are not responsible for adherence by the referenced entities to their procedures.

Available Information, page 164

27.       Please delete reference to our regional offices in New York and Chicago, as public reference rooms are no longer maintained at those locations.

We note the Staff’s comment and have deleted the referenced disclosure.

Unaudited Pro Forma Condensed Combined Financial Statements
Fair Market Value Adjustments, page B-1

28.       You indicate that the fair value of the 22 million shares of common stock issued in connection with the acquisition of Beta was Ps 977.6 million (US$90.5 million).  Please provide clarification of the measurement date, as well as the market price and exchange rate on that date.  It does not appear that the information presented is as of July 1, 2005, as it seems to indicate by the disclosure provided.  Please refer, to paragraph 22 of SFAS 142 and EITF 99-12 for guidance on determination of the measurement date for the market value of the common stock issued.  As stated in your Form 6-K for June 2005, it appears you may have used April 21, 2005, the date on which the purchase agreement was executed, as the measurement date.  Please clarify your disclosure and explain to the staff in more detail.

We note the Staff’s comment and have revised the disclosure to clarify the measurement date and the exchange rate used for the fair value determination of the shares we issued as part of the purchase price for the acquisition of Beta.  Pursuant to EITF 99-12, we determined that the measurement date for determining the value of the 22,013,000 shares of common stock issued in connection with the acquisition of Beta was April 21, 2005, which is the date the parties came to a legally binding, mutual understanding of the terms of the acquisition and the acquisition was announced. On April 21, 2005, our shares had a closing price on the Mexican Stock Exchange of Ps. 45.25 per common share.  The fair value of the shares issued in connection with the acquisition was the average quoted market price for a period of two days before and a period of two days after April 21, 2005 equal to Ps. 44.41 per share for a total fair value of Ps. 977.6 million. (U.S. $90.5 million). The exchange rate on the measurement date was Ps. $10.80.

29.       Your disclosure of the preliminary purchase price allocation shows that you have allocated Ps 1,237,141, or approximately 61 percent of the purchase price to goodwill.  Please explain to the staff in reasonable detail, the procedures and analysis followed by the company to assure that all tangible and intangible assets acquired have been properly identified and valued.  Please refer to paragraphs 35 and 36 of SFAS 142.

The acquisition of Beta closed on July 1, 2005. At that time, we were able to complete a preliminary assessment of the intangible assets associated with Beta. Based on our preliminary assessment, which consisted of identifying separable intangible assets or contractual or other legal rights that could be sold or transferred, we determined that there were no intangible assets that satisfied the recognition criteria pursuant to SFAS 141 and therefore did not assign any “estimated” amount in our preliminary assessment. Accordingly, at that time, we classified all of the assets purchased as tangible as there were no intangible assets identified.

Following our preliminary assessment of the intangible assets associated with Beta, the value of the tangible assets were reflected at fair value. We used all available information to make these fair value determinations of the fair value of the tangible assets acquired, including, in the case of inventories and land held for future developments, an examination of the market value of other assets with similar characteristics.  The purchase price in excess of the estimated value of the tangible assets acquired, based on our preliminary assessment of the intangible assets of Beta,  represented 61% of the total purchase price.

We are currently continuing our assessment of the value of the intangible assets associated with Beta, if any, with a view to make additional adjustment as may be considered necessary to adjust the carrying value of goodwill that was based on our preliminary assessment should separable intangible assets be identified.  We are using all available information about Beta as well as consulting with independent valuation experts to assist in this determination.

Unaudited Pro Forma Condensed Combined Statement of Operations, pages B-5 and B-6

30.       Please provide note references to each of the “adjustments to conform accounting policies” which provide sufficient detail and clearly explain the assumptions involved as required by Rule 11-02(b)(6) of Regulation S-X.

We note the Staff’s comment and have revised our note references to each of the adjustments to conform accounting policies, including sufficient detail and explanation of the assumptions involved as required by Rule 11-02(b)(6) of Regulation S-X.

31.       Please revise your pro forma statements of operations to include historical basic and diluted per share data and pro forma basic and diluted per share data.  Also, present the weighted average shares used to compute the per share data, including an adjustment representing the common stock issued to Controladora Casas Beta, S.A. de C.V. as part of the consideration for the acquisition.  Refer to Rule 11-02(b)(7) of Regulation S-X for guidance.

We note the Staff’s comment and have revised our pro forma statements of operations to include historical basic and diluted per share data and pro forma basic and diluted per share data.  We have also revised our pro forma statements to present the weighted average shares used to compute the per share data, including an adjustment representing the common stock issued to Beta as part of the consideration for the acquisition.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page B-7

Note (h)

32.       Please expand your note reference to disclose the interest rate of the bridge loan.

We note the Staff’s comment and have revised the note reference to disclose the interest rate of the bridge loan.

Note (i)

33.       Please expand your note reference to disclose how the tax adjustments were calculated.  Please note that tax effects of pro forma adjustments normally should be calculated at the statutory rate in effect during the periods for which pro forma condensed income statements are presented.

We note the Staff’s comment and have expanded our note reference to disclose how the tax adjustments were calculated. We calculated the tax effects of pro forma adjustments at the statutory rate in effect during the periods for which pro forma condensed income statements were presented, which at the time was 30%.

Signatures

34.       Please revise your signature page to indicate the individual serving as controller or principal accounting officer.  See Instruction 1 to the signature requirement of Form F-4.

We note the Staff’s comment and have revised the signature page to indicate the individual serving as controller or principal accounting officer.

Exhibits
Exhibit 5.1 – Opinion of Milbank, Tweed

35.       Please note that we may have comments on this legality opinion when it is filed.  In this regard, we note that the opinion in Exhibit 5.2 does not cover the guarantees.  Please ensure that Milbank’s opinion covers the enforceability of all of the securities being registered under New York law.

We note the Staff’s comment and have filed Milbank’s opinion as Exhibit 5.1 to the Form-F-4, which covers the enforceability, under New York law, of all securities being registered.

Exhibit 5.2 – Opinion of Mijares Angoitia Cortés y Fuentes S.C.

36.       Counsel should amend the final paragraph of the opinion letter to clarify that investors may also rely on the opinion.

We note the Staff’s comment and have filed an amended Exhibit 5.2 to the Form-F-4 to clarify that investors may also rely on the opinion.

Exhibits 23.3 and 23.4 – Consent of Independent Auditors

37.       Each amendment to the registration statement should include currently dated consents of the independent registered public accountants.

We note the Staff’s comment and have included currently dated consents of the independent registered public accountants as Exhibits 23.3 and 23.4 in the amended Form F-4.

Exhibit 99.1, letter of Transmittal

38.       Delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has “read and agrees to all terms of the exchange offer.”  Similarly delete language that the note holder “understands” that tenders constitute a binding agreement subject to the terms and conditions of the agreement and that the note holder “recognizes” or is acting with “full knowledge’’ with respect to any aspect of the exchange offer.

We note the Staff’s comment and have deleted the reference in the letter of transmittal as indicated by the Staff.

After you have an opportunity to review the foregoing responses, we would like to schedule a call with representatives of the Staff to discuss these comments and respond to any further questions you may have.  We will communicate with a member of the SEC Staff to attempt to arrange a call.

Very truly yours,

/s/ Michael L. Fitzgerald

Michael L. Fitzgerald

cc:	Gerardo de Nicolas Gutierrez (Homex)
Roberto Carrillo (Homex)
Luis Castaneda (Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu)
William Biese (Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu)

Exhibit A

[Letterhead of Desarrolladora Homex, S.A. de C.V.]

November 23, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

Desarrolladora Homex, S.A. de C.V.., a corporation organized under the laws of Mexico (the “Issuer”), has filed a registration statement on Form F-4 (Registration No. 333-129100) (the “Registration Statement”), relating to the registration of $250,000,000 in aggregate principal amount of the Issuer’s 7.50% Senior Guaranteed Exchange Notes due 2015 (the “Exchange Notes”) under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement has been filed with the Securities and Exchange Commission in reliance upon the Staff’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co.(available June 5, 1991) and Shearman & Sterling (available July 2, 1993). As described in the Registration Statement, the Exchange Notes will be offered in exchange for the Issuer’s original 7.50% Senior Guaranteed Notes due 2015 (the “Original Notes”) of which $250,000,000 aggregate principal amount is outstanding. The Original Notes were issued in a private placement transaction in reliance upon the exemption from registration under the Securities Act provided by Section 4(2) thereof.

In accordance with the Staff’s position enunciated in such no-action letters, the Issuer represents that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Issuer’s information and belief, each person participating in the exchange offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Issuer will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that by using the exchange offer to participate in a distribution of the Exchange Notes to be acquired in the registered exchange offer, such person (i) cannot rely on the Staff’s position enunciated in Exxon Capital Holdings Corporation (dated April 13, 1988, available May 13, 1988) or similar no-action letters and

(ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

Very truly yours,

By:	/s/	Roberto Carrillo

Roberto Carrillo
Chief Financial Officer